

Mail Stop 4628

May 11, 2016

Via E-Mail
Robert G. Watson Jr.
Chief Executive Officer
Enerjex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

> **Re:** **Enerjex Resources, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed April 11, 2016**
> **File No. 1-36492**

Dear Mr. Watson:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

Estimated Quantities of Proved Reserves, page F-19

1. We have read your response to prior comment one and see that although your proposed disclosure revisions address the requirements regarding the separate disclosure by product type of changes in your proved developed and undeveloped reserves combined,

Robert G. Watson, Jr.
Enerjex Resources, Inc.
May 11, 2016
Page 2

for the periods ending December 31, 2014 and 2013, these do not specify the beginning
and end-of-year quantities for each product type of proved *developed* reserves apart from
proved *undeveloped* reserves, which is also required. Please further revise your
disclosure to provide these details. You may refer to FASB ASC 932-235-55-2 for
illustrations of the presentation requirement of FASB ASC 932-235-50-4. To the extent
applicable, please incorporate these revisions in the Form 10-K for the fiscal year ending
December 31, 2015 as well.

Form 10-K for the Fiscal Year ended December 31, 2015

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-17

Estimated Quantities of Proved Reserves, page F-18

2.   We note disclosure indicating you have not converted material quantities of proved
        undeveloped reserves to developed reserves for the years ending December 31, 2015 and
        2014. Please provide us with your development schedule, indicating for each future
        period, the net quantities of proved reserves and estimated capital expenditures necessary
        to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to
        developed. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in
        the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and
        updated May 16, 2013, and either confirm or tell us the extent to which all of the proved
        undeveloped locations are part of a development plan that has been adopted by your
        management, including approval by your Board of Directors, if such approval is required,
        and is current as of December 31, 2015.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have
questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686
with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources